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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Response)
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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Persons to
  Carey            H.              Augustus      W.P. Carey & Co. LLC ("WPC")                  Issuer (Check all applicable)
--------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for     ----              ---
                                                 Number of Reporting        Month/Year         X  Officer (give    Other (Specify
  1650   E. Butler Pike                          Person (Voluntary)           7/00            ----        title below) --- below)
---------------------------------------------                            -------------------  Managing Director & Secretary
                 (Street)                                                5. If Amendment,     -------------------------------------
                                                                            Date of Original 7. Individual or Joint/Group Filing
  Ambler            PA              19002                                   (Month/Year)        (Check Applicable Line)
---------------------------------------------                                                  X Form filed by One Reporting Person
 (City)           (State)           (Zip)                                                     ---
                                                                                                 Form filed by More than One
                                                                                              --- Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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 Listed Shares                    7/24/00  J(1)           31,110    A                     213,866                D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.        (Over)
                                                                                                                SEC 1474 (7-96)

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------------
                                                                               Date    Expira-                 Amount or
                                                    -------------------------- Exer-   tion       Title        Number of
                                                    Code  V     (A)     (D)    cisable Date                    Shares

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Options                       $7.69     6/28/00      A    V     19,957         4/1/01  4/1/09    Listed Shares 19,957
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Options                       $7.69     6/28/00      A    V     19,957         4/1/02  4/1/09    Listed Shares 19,957
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Options                       $7.69     6/28/00      A    V     19,958         4/1/03  4/1/09    Listed Shares 19,958
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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Options                                               D
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Options                                               D
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Options                      59,873                   D
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Explanation of Responses:

(1) These shares were acquired as a result of the liquidation and distribution of the assets of Carey Management as part of the merger between Carey Diversified and
    Carey Management.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ H. Augustus Carey           8/10/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB Number.                                       Page 2
                                                                                                                     SEC 1474 (7-96)
